Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Brookfield Office Properties Inc.

Commission File Number: 333-193046

Date: February 10, 2014

On February 6, 2014, Brookfield Property Partners L.P. (“Brookfield Property Partners”) held its fourth quarter fiscal 2013 earnings conference call. Below is a transcript of certain portions of the conference call that relate to the previously announced proposal to acquire Brookfield Office Properties (“BPO”) through a tender offer for any or all of the common shares of BPO that it does not currently own (the “Offer”).

Q4 2013 Brookfield Property Partners L.P. Earnings Conference Call

Thursday, February 6, 2014, 16:00 UTC

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Richard Clark — Brookfield Property Partners — Chief Executive Officer

And finally, in September, we announced our proposed offer to acquire any and all of the outstanding shares of Brookfield Office Properties that we do not own. We have been receiving positive feedback from BPO shareholders with whom we have met. BPO’s Board has stated their intention to unanimously support our offer. We plan to formally launch our offer shortly. The successful completion of this transaction helps accelerate the accomplishment of two important BPY goals intended to narrow the gap between underlying net asset value and unit trading price, namely it increases the non-Brookfield public ownership to over $4.5 billion and reduces BPY’s investment in public securities to less than 40%. More on the proposed BPO transaction later during our call.

Richard Clark

We head into 2014 with confidence and a generally improving economy and a strong backlog of transactional activity and overall up a lot on the go to give us the currency to pursue these new opportunities, our most important priority for the years to narrow the discount between the underlying value of our units versus where they are trading. We perceive this discount to be in the 25% range, creating a great opportunity for new investors.

To address this issue, we intend to pursue the following strategies during 2014. First, increasing BPY’s

FFO yield by selling or restructuring non-productive assets, reducing G&A and increasing fee income. We also intend to recycle capital from mature assets into higher-yielding opportunities, gaining analyst coverage and seeking inclusion within indices, hopefully the TSX when possible is also a goal for the year, getting out on the road to make sure this potential investors understand the merits of investing in BPY and our story is also a major priority. We will work to reduce leverage, but within Brookfield Property Partners post the BPO transaction.

And finally, completing the BPO merger is an important priority to increase the free float and to reduce our overall investment percentage in listed companies is also a priority. To just give you a quick update on the status of the BPO transaction, I have just I guess a few remarks. The first is the BPO Board has recommended that they intend to unanimously recommend the transaction. The independent valuators of the Board has determined that the midpoint of the value of BPY’s unit and the value of the cash consideration in the offer are each higher than the midpoint of the value of the BPO common shares.

Based on where BPY’s units closed yesterday and taking one-third of the cash value and two-thirds of yesterday’s closing screen price, the value of our offer for BPO is $19 — $20 per share or a 4% premium to where BPO’s common shares closed yesterday. BPO’s shareholders tendering for BPY units will receive a 79% dividend increase by tendering their shares and will benefit from an 18% increase and IFRS value of the new BPY security upon closing. So all in all, many benefits for BPO shareholders by this transaction. We intend to formally launch our tender offer shortly. So, keep an eye out for that.

[Question]

Thank you. In recognizing that many investors favor pure plays, you counted that the advantage you bring to the table is ability to shift investment allocations between sectors and geographies and furthermore, you note that direct ownership of BPO’s assets will increase your flexibility to recycle capital. So with these two things in mind, let’s imagine that BPY have been created three years earlier and you’ve acquired direct ownership of BPO’s assets three years ago, what would you have done differently over the past three years and if possible, give specific transactions as examples to demonstrate the benefit of being able to recycle capital?

Richard Clark

So what we’ve done differently had we owned BPO? I think the one thing that we might have down is work to recycle capital out of some of the landholdings into other sectors, probably the industrial sector and multi-family sector. Also recycled capital out of some of the mature assets. Our reason for creating BPY and our concerns over pure plays is that if you have a pure play company such as an office company, it’s very difficult to, when it’s time to sell assets, to sell for fear of where do you put the proceeds and that’s one of the great benefits of Brookfield Property Partners, we can go into new geographies or new sectors. So John or Brian, if you have anything to add to that, but I think that’s generally the response to that question, Michael.

John Stinebaugh — Brookfield Property Partners — Chief Financial Officer

Well, Michael, it’s John. I think what you would have seen is we would have been more aggressive about recycling assets. So selling more mature assets is, as Ric mentioned, perhaps not investing as much in development whereas in those proceeds has been reallocating and the prime example of being able to create value is what we, as Brookfield, were able to do with GGP during the financial crisis where we had access to capital because of Brookfield, its relationships and BPY with a more diversified cash flow stream. We think it will be insulated to a better degree from cyclical factors that might affect particular real estate markets, enabling us to raise capital to take advantage of great investment opportunities and truly create value for investors.

[Question]

Great. Hey, Ric. Just I think I — did I hear you correctly when you said that you would reduce your overall percentage in listed companies and I don’t know how much of that’s just sort of the view of BPO or is there — are you thinking other in terms of your other investments that you have?

Richard Clark

Yes. I think in general, we’re a substance over foreign investors. So we expect that we will always have some level of investment in public companies. Having said that, with a clean sheet of paper and starting from scratch, I don’t know that we would have run out and invested 80% of our money — I do know we wouldn’t have run out and invested 80% of our capital in listed companies. So the goal is, is to get that down to a more appropriate run rate of, I don’t know, pick a number say 20%. We think there will constantly be opportunities to participate in the re-capitalization of public companies. So we won’t shy away from those opportunities, GGP was a great one for us, as an example, but at the beginning, getting to BPO privatization and merger done reduces us to 40% or less. And I think over time, as we grow, that number should come down closer to a 20% or so run rate.

[Question]

So, it’s not necessarily an indication that you want to reduce ownership in GGP and Rouse per se or potentially I guess do the same thing you do with BPO, it’s more of private real estate growing?

Richard Clark

That’s right. Yes, that’s right. That was the nature of that comment.

[Question]

Thank you. Good morning, everyone. Just on the recycling of capital, looking at the offer document that came out yesterday, there is a four-year forecast you provided, which has some interesting components, including the planned disposition of $6 billion in assets I see over the two years. Wonder if you can clarify if that’s net proceeds or gross proceeds and what sort of assets you contemplate selling and at what kind of yields?

John Stinebaugh

Hi Sam, it’s John. That would be gross proceeds. As we’ve mentioned in our offering document and with investors, we are taking on an acquisition facility for the BPO transaction and we’ll draw roughly $1.8 billion of that facility. It’s $2.5 billion in total and what we’re looking to do is to sell assets to repay that. So we’ll be looking at BPY assets that are non-core. We’ll also be looking at BPO assets that are more mature, stabilized assets where we think we can sell to people who are looking for core-type returns, which would be a pretty efficient cost of capital for us to raise, to pay off that facility and in the private market right now, we’re seeing very strong demand amongst strategics as well as institutional investors to buy those types of assets.

[Question]

Okay. And just if I could ask a little bit more about the forecast, I did find it a little interesting as well and the fact that you see the net asset value rising about 25% through 2017. I’m just wondering what assumptions you’ve made to, to drive that.

John Stinebaugh

Let me just sort of first of all caveat, that’s a forecast that we were obligated to turn over as part of the evaluation process that Morgan Stanley did. So it was not something that was designed to be disclosed publicly to investors, but we were obligated to do that. So with respect to your question, in terms of the forecast for fair value gains going forward, we simply just said that cap rates will stay the same as they are today. So the increase in NOI drove the fair value gains, but that was the simplistic assumption we made for the purpose of that forecast.

[Question]

Okay. And well, I don’t know if you can kind of answer this question. I guess it relates to sort of the BPO offer. But obviously, they had an IFRS evaluation that that’s kind of well above sort of the offer price. And I’m just trying to kind of understand. I know on their call, they didn’t really speak to this much and have kind of let the independent directors make the decisions, but I guess, I’m just trying to figure out how the IFRS for their company stated value sort of relates to the offer price?

Ric Clark

When we formulated the offer, we looked at obviously BPO’s IFRS value and ours as well, and they both have been going up in tandem. So that was an important part of our consideration if that responds to your question. I made the comment in my remarks that those BPO unit holders tendering for BPY units will receive an 18% uplift on an IFRS pro forma basis in the new entity.

[Question]

Hi, sorry. Two really quick follow-ups. Just on the IFRS equity value per unit. I think Ric, you mentioned that you are trading 25% below that today, which would imply $25 or so per unit. I guess post the GGP transaction, I think you disclosed a $23.73 valuation, that’d be pre the cash offer bump to BPO. So I just want to clarify on a pro forma basis, are you referring to $25 or would it be closer to that $23.73?

John Stinebaugh

Sure. Mario, I think the number you’re referring to would have been pro forma for GGP and BPO at the time. So where we are right now is $25.23. So that reflects the GGP transaction, but it obviously does not reflect any impact of the BPO transaction.

[Question]

Okay. So we should be on a completely pro forma basis closer to the $23.73 or so?

John Stinebaugh

I would expect it’s going to be somewhere in the $24 ballpark, similar to [$23.25].

[Question]

Okay, that’s fair. And then, just looking at the IFRS values versus the Morgan Stanley fair market value ranges, the difference in the case of BPY is quite a bit larger. In other words, the IFRS value is quite a bit higher than what Morgan Stanley came out with or is it BPO, the numbers are closer in line. Just wondering why with such an additional amount of value attributed when looking at it on an IFRS basis at BPY?

John Stinebaugh

Well, I think if Morgan Stanley obviously did their work and there were a number of things they did in their analysis that we don’t necessarily buy into. A couple of things that they assumed was, first of all, that the trading price of BPY reflected the impact of the BPO transaction and the greater liquidity that BPY would have following the BPO transaction. So in other words, they didn’t think there would necessarily be any increase in the trading price as we increase significantly our public float. And we don’t think that’s the case. We think that one of the reasons why we’re trading where we are is because we do have pretty nominal public float.

And the second thing, they also gave credence to the trading price. So they looked at a sum of the parts value and came up with a number that was quite a bit higher, but ended up weighting that in part by where BPY is trading right now. So we don’t think that’s necessarily reflective of the intrinsic value of our business.

[Question]

Okay. Just finally, what’s your leverage target? I’m just looking again at that forecast in the offer document. You basically [net] investment over the next four years, which would imply a modest increase and then leverage over the next little while. Is that where you see the business going or is there a goal to reduce leverage at all?

John Stinebaugh

Yes, Sam, I think — so, clearly, our leverage is going to increase post BPO merger and our goal will be to get that down. As within most Brookfield entities, we operate at an investment grade level and we do it, it depends on the nature of the asset. For example, an assets that leased for a long period of time to a high-credit tenant might have a higher level of leverage than one that has a shorter-term lease profile. So that’s basically the way that we operate. But I’d say, somewhere between 40% and 50% leverage is the target range, but it really depends on the complexion of the assets that we own.

Richard Clark

And clearly, following the transaction is, we talked about earlier, we’re going to look to sell assets to pay down the acquisition facilities. So that will be a significant amount of deleveraging and the other thing to bear in mind with that forecast you’re referring to is that it does reflect the debt associated with our credit facility and our credit facility is basically a working capital line.

So to the extent that we end up making investments, we’ll draw on that facility, but then we will look to pay that down through either issuances of equity or sales of assets, which generate proceeds that we would use to repay debt. So we don’t look at that as permanent debt.

*****

Additional Important Information

Brookfield Property Partners has filed a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the SEC in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Forward-Looking Information

This communication contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: we may not realize the anticipated benefits of increasing our ownership of General Growth Partners (“GGP”); GGP may not realize the revenue, cash flow and returns anticipated; we may be unable to complete the offer to acquire the shares of BPO; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.